ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 15, 2018	Robert Schmidt
(617) 951-7831
Robert.Schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AllianzGI Convertible & Income Fund II

(File Nos. 333-225290, 811-21338)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of AllianzGI Convertible & Income Fund II, a Massachusetts business trust.

This Pre-Effective Amendment to the Registration Statement is being filed for the purpose of responding to comments from the staff of the Securities and Exchange Commission and to make certain other changes.

Please direct any questions or comments regarding this filing to me (at 617-951-7831) or to David C. Sullivan (at 617-951-7362).

Sincerely,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	David C. Sullivan, Esq.

Craig Ruckman, Esq.

Angela C. Jaimes, Esq.